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                              November 10, 2020

       Scott LaPorta
       Chief Executive Officer
       Sugarfina Corp
       1700 E Walnut Ave., Suite 500
       El Segundo, CA 90245

                                                        Re: Sugarfina Corp
                                                            Offering Statement
on Form 1-A
                                                            Filed October 26,
2020
                                                            File No. 024-11352

       Dear Mr. LaPorta:

              We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Offering Statement on Form 1-A filed on October 26, 2020

       Plan of Operations, page 47

   1. We note that you invested $175,000 to increase your e-commerce customer list. Please explain the activities
you undertook to increase the list and how the list is used. In addition, we note that
you plan to spend an additional $25,000 per month to further increase your customer
list and revenues. In this regard, please describe the anticipated costs of the objectives
set forth on pages 47-48, and how you intend to prioritize these objectives if you are
unable to fund them simultaneously. Also, to the extent that you have entered into new
agreements, such as lease agreements, manufacturing or
                                                        distribution contracts
related to your pre-build finished goods, collaboration and wholesale agreements with wine
companies and grocery stores, and brand management services
                                                        agreements, please
describe the terms of these agreements and, if material, file them as exhibits with your next
amendment.
 Scott LaPorta
Sugarfina Corp
November 10, 2020
Page 2
Plan of Distribution, page 58

2. We note your response to prior comment 7; however, the link provided in response to the comment is currently non-working. Please revise to provide an updated link to the offering page.
Exhibits

3. The assumption contained in the final sentence of the second paragraph of your legality opinion appears to be overbroad. In this regard, please note that facts related to corporate authorization of a counter-party, and other requirements necessary for a document to be valid and binding on such party, are often readily ascertainable by counsel. Please revise accordingly. Refer to Staff Legal Bulletin No. 19, available at https://www.sec.gov/interps/legal/cfslb19.htm.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       You may contact Stephen Kim at (202) 551-3291 or Rufus Decker at (202) 551-3769 if
you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or Mara Ransom at (202) 551-3264 with any other questions.



                                                             Sincerely,
FirstName LastNameScott LaPorta
                                                             Division of
Corporation Finance
Comapany NameSugarfina Corp
                                                             Office of Trade &
Services
November 10, 2020 Page 2
cc:       Jeanne Campanelli, Esq.
FirstName LastName